UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Amendment #3
Under the Securities Exchange Act of 1934
Eden Bioscience Corporation
(Name of Issuer)
COMMON STOCK, $.0025 par value
(Title of Class of Securities)
279445886
(CUSIP Number)
Tamara R. Wagman
124 E. 4th Street
Tulsa, Oklahoma 74103
(918) 583-9922
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 11, 2007
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	279445886	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Value Fund Advisors, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Oklahoma

	7	SOLE VOTING POWER:

NUMBER OF		1,058,903

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,058,903

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,058,903

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Limited Liability Company)

CUSIP No.	279445886	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Boston Avenue Capital, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Oklahoma

	7	SOLE VOTING POWER:

NUMBER OF		1,058,903

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,058,903

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,058,903

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Limited Liability Company)

CUSIP No.	279445886	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Yorktown Avenue Capital, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Oklahoma

	7	SOLE VOTING POWER:

NUMBER OF		1,058,903

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,058,903

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,058,903

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Limited Liability Company)

CUSIP No.	279445886	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Charles M. Gillman

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		1,058,903

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,058,903

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,058,903

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP NO.	279445886	SCHEDULE 13D
Item 1. Security and Issuer
This Schedule 13D relates to shares of Common Stock, $.0025 par value (the “Common Stock”) of Eden Bioscience Corporation, a Washington corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 11816 North Creek Parkway N., Bothell, Washington 98011.
Item 2. Identity and Background
This Schedule 13D is jointly filed by Value Fund Advisors, LLC (“VFA”), Boston Avenue Capital, LLC (“Boston”), Yorktown Avenue Capital, LLC (“Yorktown”), and Charles M. Gillman (“Gillman”) (the “Reporting Persons”). VFA is the general manager of Boston and Yorktown. Gillman is the manager of VFA.
The principal business office address for each of the Reporting Persons is 415 South Boston, 9th Floor, Tulsa, Oklahoma 74103.
The principal business of Boston and Yorktown is business investment. The principal business of VFA is investment management. The principal occupation of Gillman is managing various investment entities.
None of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
VFA, Boston and Yorktown are organized under the laws of the State of Oklahoma. Gillman is a U.S. citizen.
Item 3. Source and Amount of Funds or Other Consideration
As of July 27, 2007, Boston and Yorktown had invested $899,333 (including commissions and fees) in the Common Stock. The source of these funds was the working capital of Boston and Yorktown.
Item 4. Purpose of Transaction
The purpose of the acquisition of the Common Stock is for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.
Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.
Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of

CUSIP NO.	279445886	SCHEDULE 13D
directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. The Reporting Persons may discuss ideas that, if effected may result in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.
Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.
Item 5. Interest in Securities of the Issuer
(a) and (b) According to the Issuer’s latest Form 10-Q filed May 11, 2007, there were 8,149,554 shares of Common Stock issued and outstanding as of May 1, 2007. Based on such information, after taking into account the transactions described in Item 5(c) below, Boston directly owns 272,633 shares of Common Stock (approximately 3.3%) and Yorktown directly owns 786,270 shares of Common Stock (approximately 9.7%) of the Issuer. VFA, as general manager of Boston and Yorktown, and Gillman, as manager of VFA, may also be deemed to beneficially own the 1,058,903 shares of Common Stock (approximately 13%) of the Issuer held by Boston and Yorktown.
As the manager of VFA, which serves as general manager to Boston and Yorktown, Gillman has sole voting and investment power of the Common Stock held by Boston and Yorktown.
Although VFA and Gillman are joining in this Schedule as Reporting Persons, the filing of this Schedule shall not be construed as an admission that either of them is, for any purpose, the beneficial owner of the Common Stock held by Boston and Yorktown. Similarly, Boston and Yorktown disclaim beneficial ownership of the shares held directly by the other.
c) Since the Reporting Persons’ most recent filing of Schedule 13D, Boston and Yorktown have conducted the following transactions in the Common Stock in the open market:
Boston:

	Quantity
	Bought or
Trade Date	(Sold)	Price Per Share
6/1/07	1,900	1.04

CUSIP NO.	279445886	SCHEDULE 13D
Yorktown:

	Quantity
	Bought or
Trade Date	(Sold)	Price Per Share
5/17/07	20,894	$1.02
5/22/07	7,466	1.08
5/29/07	11,740	1.05
6/28/07	10,758	1.08
6/29/07	3,179	1.09
7/2/07	556	1.13
7/3/07	1,100	1.11
7/5/07	3,729	1.11
7/6/07	5,343	$1.08
7/10/07	5,466	$1.10
7/11/07	12,300	$1.15
7/16/07	3,509	$1.11
7/17/07	7,800	$1.15
7/19/07	24,726	$1.12
7/24/07	(4,000)	$1.05
(d) and (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.
Item 7. Material to be Filed as Exhibits
Exhibit A Joint Filing Undertaking.

CUSIP NO.	279445886	SCHEDULE 13D
SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: July 27, 2007

Value Fund Advisors, LLC
By:	/s/ Charles M. Gillman
Charles M. Gillman, Manager

Boston Avenue Capital, LLC
By:	/s/ Charles M. Gillman
Charles M. Gillman, Manager

Yorktown Avenue Capital, LLC
By:	/s/ Charles M. Gillman
Charles M. Gillman, Manager

/s/ Charles M. Gillman
Charles M. Gillman